AMENDMENT 0F MORTGAGE AND OTHER LOAN DOCUMENTS

         THIS AMENDMENT is made this 10th day of November, 1999 by and among First Chesapeake Financial Corporation ("Borrower"), and CRUSADER BANK, a federally-chartered savings bank (the "Bank"),

         On February 5, 1999, Borrower and Bank consummated a loan transaction pursuant to the terms of which Bank lent to Borrower the sum of $1,500,000 (the "Loan") for the acquisition of Mortgage One Concepts Inc. The Loan is evidenced by a promissory note dated February 5, 1999 (the "Note") executed by Borrower and made to the order of the Bank in the stated principal sum of $1,500,000 and is secured by, inter alia, (a) an open-end mortgage and security agreement dated February 5, 1999 ("Mortgage") executed by Borrower in favor of Bank and covering certain real property and improvements located at 1201 Meadow Bank Road, Villanova, PA, as more particularly described on Exhibit A attached hereto (the "Property"), which Mortgage was recorded with the Montgomery County Recorder of Deeds in Mortgage Book _____ page ______ (b) Guaranty and Suretyship Agreements executed by Mark Mendelson, Richard Chakejian, Mark Glatz, John Papandon, Les Salzman and Thomas Leonard and Kathleen Leonard. ("Guaranties").

         The Note, Guarantees, Business Loan Agreement, Mortgage and any other document executed and delivered in connection with the Loan are sometimes collectively referred to herein as the "Loan Documents'.

         Borrower has requested that Bank further amend the Loan in order to, inter alia, (a) increase the loan amount to $2,108,566 and Bank has agreed to do so pursuant to the terms hereof.

                                    Agreement

         NOW THEREFORE, in consideration of the extension and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows

1. Note - The Note is amended, modified and supplemented as follows:

(a) The principal balance of the loan outstanding at November 5,1999 shall be increased to $2,108,566 plus accrued interest or other loan charges. All references in the Note to the principal amount thereof shall be deemed to refer to $2,108,566 plus accrued interest or other loan charges. The maturity date shall be extended to November 4, 2000. The $2,108,566 balance includes (1) $78,566 of fail fees incurred by Borrower through October 31, 1999 pursuant to the section of the Business Loan Agreement entitled Requirement to Sell Mortgages to Bank and (ii) the $30,000 fee earned by the Bank pursuant to the section of the Business Loan Agreement entitled Equity Option.

2. Guaranties.

(a) Mark Mendelson shall agree to guarantee and become surety for the loan balance up to $1,800,000 plus accrued but unpaid interest or other loan charges. The guarantee and surety of Thomas and Kathleen Leonard shall remain at $300,000 and the guarantee and Surety of the Guarantors other than Mark Mendelson and Thomas and Kathleen Leonard shall remain at $1,200,000.

(b) In connection with the increase in the amount guaranteed by each Guarantor, the Guarantor expressly reaffirms his or her Confession of Judgment and all other provisions of the Commercial Guaranty Agreement. In the event of a default by the Borrower, it is understood that the Bank may proceed against any collateral posted in connection with this loan or any other extension of credit between the Bank and the Guarantor.

(c) Each of the Guarantors agrees that he or she is acting in the capacity as guarantor and surety with respect to the Loan.

3. Mortgage

(a) The Property shall remain subject to the liens, operation and effect of the Mortgage, as amended hereby, and nothing contained herein or done pursuant hereto shall impair or adversely affect the liens, operation or effect of the same on the Property. Borrower hereby confirms, acknowledges and agrees that (i) he has no defenses, charges, claims, demands, pleas or offsets whatsoever in law or equity against the Mortgage, as amended hereby, or to his obligations thereunder and (ii) the Mortgage, as amended hereby, constitutes a valid and enforceable lien against the Property. The mortgage amount shall be increased to $1,800,000.

4. Continuing Validity of Loan Documents; No Defense or Offsets; Acknowledgment of Outstanding Amount.

(a) By execution of this Amendment, the parties hereby confirm and ratify all of the Loan Documents in their entirety and agree that the Loan Documents shall remain in full force and effect in accordance with their respective terms, as the same may have been amended hereby. All of the Loan Documents are hereby amended, where necessary, to reflect the provisions of this Amendment.

(b) Borrower confirms. acknowledges and agrees that he has no defenses, charges, claims, demands, pleas or offsets whatsoever in law or equity to the indebtedness evidenced and secured by the Loan Documents, as amended, or to his obligations thereunder.

5. Conditions Precedent. The obligations of the Bank to amend the Loan (section illegible)...

(a) This Amendment shall have been executed in recordable form by Borrower and delivered to the Bank.

(b) Borrower shall have paid to Bark a legal and modification fee of $12,500 and agrees to pay the Bank an extension fee of $15,000 by November 30, 1999.

(c) The Section in the Business Loan Agreement entitled Requirement to Sell Mortgages to Bank is hereby amended effective November 1, 1999 to require the Borrower or an affiliate thereof to sell to the Bank at least $1 million per month of nonconforming credit mortgage loans based on the Bank's standard wholesale rate sheet as published from time to time by the Bank or its subsidiary, Crusader Mortgage Corporation ("Flow Priced Loans"). Additionally, the Bank or its subsidiary shall have the right to match any bid received by the Borrower on bulk sales of mortgage loans. The requirement to sell the Bank $1 million per month of Flow Priced loans and to provide the Bank with the right to match bulk bids shall extend for a period (the "Requirement Period") until the later of (a) November 30, 2000 or (b) until all balances outstanding under this Loan are repaid. In event the Borrower shall fail to sell the Bank at least $1 million of Flow Priced Loans in any month during the Requirement Period, the borrower shall be required to pay the Bank a fail fee (which at the discretion of the Bank may be added to the principal balance of this Loan) equal to 1 % of the excess, if any, of $1 million over the actual Flow Priced Loans sold to the Bank during the month. If the Borrower sells more than $1 million of Flow Priced Loans to the Bank in any month, the $1 million requirement in the following month shall be reduced by such excess. Notwithstanding the requirements set forth in this paragraph, the Bank shall purchase nonconforming loans from the Borrower at its sole and absolute discretion, and the Bank's disapproval of a loan or series of loans shall not reduce the $1 million per month sale requirement.

(d) Borrower shall agree to pay to the Bank in addition to monthly accrued interest, 50% of the Cash Flow generated by Collateral One Mortgage Corporation ("Collateral One"). Cash Flow shall mean pre-tax income plus depreciation, amortization and any other non-cash expenses. In calculating Collateral One's Cash Flow, Borrower shall not take into account any Corporate Overhead Charges, including but not limited to salaries, interest and data processing.

(e) Borrower hereby agrees to pledge its shares in Collateral One as collateral for this loan and to deliver such shares, properly endorsed to the Bank, prior to the disbursement of any funds hereunder. Borrower also agrees to fully cooperate with the Bank in executing any documents reasonably required by the Bank to perfect its security interest in the collateral, In connection therewith, Borrower hereby represents and warrants to the Bank that such shares represent 100% of the outstanding shares of Collateral One, that such shares are owned free and clear by Borrower and there are no agreements that prevent Borrower from pledging such shares to the Bank. Borrower and Guarantors further represent that during the term of this Loan Agreement, they will take all steps necessary to ensure that (i) no additional shares of Collateral One stock are issued and (ii) that the current and future contemplated operations of Collateral One are conducted by Collateral One and that no such operations are conducted by the Borrower or any affiliate thereof. In the event of a default under any of the Loan Documents that is not cured in accordance with the terms of such document, in addition to any other remedies available to the Bank, the Bank shall have the right to assume the operations of Collateral One, in which case the net income, if any, generated thereby shall be applied as a repayment of the outstanding loan balance. Not withstanding anything herein to the contrary, nothing in this section shall in any way restrict the Bank from proceeding against the Borrower or any of the Guarantors for full payment of the outstanding loan balance, even if the Bank does assume the operation of Collateral One.

(f) Prior to disbursement of any funds hereunder, Borrower shall establish a two month interest reserve to be held in a money market account at the Bank throughout the term of the Loan. In the event of a default under any of the Loan Documents, the Bank shall have the right to exercise any remedies available to it without proceeding against the interest reserve. If the Bank does elect to apply the interest reserve, or any portion thereof, in payment of any past due balance hereunder, is shall be an Event of Default if Borrower does not fully replenish the interest reserve within five days after the interest reserve is applied.

(g) The disbursement of any funds pursuant to this Amendment shall be contingent upon the Borrower (i) receiving additional cash equity pursuant to its private offering of at least $350,000 and (ij) entering into the Third Amendment to the Asset Purchase Agreement among Mortgage Concepts, Inc., William P. Everslage, Jeffrey D. Houk, Collateral Mortgage Corporation, First Chesapeake Financial Corporation and First Chesapeake Acquisition Corporation, a true copy of which has been provided to the Bank. Simultaneous with the execution of this amendment and disbursement of funds pursuant thereto, Borrower shall pay seller all funds required at this time pursuant to the Third Amendment.

(h) Upon maturity of the Loan or payoff of the loan balance prior to maturity, Borrower agrees to pay the Bank a payoff fee of $12,000.

(i) Mark Mendelson agrees that within seven days hereof he shall deliver the Assignment of Partnership Income and Security Agreement duly executed by all parties in the form previously provided by the Bank. The failure of Mark Mendelson to comply with the provisions of this Paragraph shall, at the Bank's option, constitute an Event of Default under the Loan.

6. Miscellaneous.

(a) The parties hereto acknowledge and agree that this Amendment shall not constitute a novation of the Loan nor impair the validity or lien priority of the Mortgage as amended hereby.

(b) The falsity of any representation made by any Borrower in this Amendment or the breach by any Borrower of any of his or her covenants or agreements made herein shall, at the option of the Bank, constitute an event of default under the Loan Documents.

(c) This Amendment shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, successors and assigns. This Amendment shall be governed by and construed in accordance with the provisions of the laws of the Commonwealth of Pennsylvania.

(d) This Amendment may be executed in one or more counterparts with the same effect as if all parties had signed the same document. All counterparts shall be construed together and shall constitute one Amendment.

         IN WITNESS WHEREOF, the parties hereto have executed this Amendment on the day and year first above written.